UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FUND.COM INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

360769301
(CUSIP Number)

Richard Jordan
629 NE 3rd St
Dania, FL 33004
954-522-8650
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31th, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ] Rule 13d-1(b)
  [X] Rule 13d-1(c)
  [ ] Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 360769301

(1)	NAMES OF REPORTING PERSONS

Richard Jordan Deidre Jordan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Richard Jordan is a United States citizen Deidre Jordan is a United States citizen
	(7)	SOLE VOTING POWER

Richard Jordan - 0 shares
Deidre Jordan - 0 shares
	(8)	SHARED VOTING POWER

BENEFICIALLY		Richard Jordan - 42,929 shares
OWNED BY EACH		Deidre Jordan - 42,929 shares
REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER
WITH
Richard Jordan - 0 shares
Deidre Jordan - 0 shares
	(10)	SHARED DISPOSITIVE POWER

Richard Jordan - 42,929 shares
Deidre Jordan - 42,929 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Richard Jordan - 42,929 shares Deidre Jordan - 42,929 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
[ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Richard Jordan - 6.41%* Deidre Jordan - 6.41%*
(14)	TYPE OF REPORTING PERSON (see instructions)

Richard Jordan - IN Deidre Jordan - IN

*

Based on outstanding shares reported by the receiver as owned by Cede & Co. in the Motion to Disallow filed with the Delaware Court of Chancery on August 8, 2018 and the subsequent order equitably disallowing all other shares.

SCHEDULE 13G

ITEM 1	(a).	Name of Issuer

FUND.COM INC.

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices

767 Third Avenue, 25th Floor, New York, New York 10017

ITEM 2	(a).	Names of Persons Filing

Richard Jordan, Deidre Jordan

ITEM 2	(b).	Address of principal business office

629 NE 3rd St, Dania, FL 33004

ITEM 2	(c).	Citizenship

Richard and Deidre Jordan are United States citizens.

ITEM 2	(d).	Title of Class of Securities

Common Stock

ITEM 2	(e).	CUSIP Number

360769301

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership

(a) Amount beneficially owned

42,929

(b) Percent of class

6.41%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

0

(ii) shared power to vote or to direct the vote

42,929

(iii) sole power to dispose or to direct the disposition of

0

(iv) shared power to dispose or to direct the disposition of

42,929

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2018

By: /s/ Richard Jordan
Shareholder

By: /s/ Deidre Jordan
Shareholder